# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM C

## UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

*Name of issuer*
ShareRoute Ltd.

*Legal status of issuer*

    *Form*
    Corporation

    *Jurisdiction of Incorporation/Organization*
    Wyoming

    *Date of organization*
    September 18, 2019

*Physical address of issuer*
4267 Marina City Dr., PH 4, Marina Del Ray, CA 90292-5824, USA

*Website of issuer*
shareroute.com

*Name of intermediary through which the Offering will be conducted*
Infrashares Inc.

*CIK number of intermediary*
0001686389

*SEC file number of intermediary*
3235-0727

*CRD number, if applicable, of intermediary*
000282620

*Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering*
1.0% of the amount raised

*Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest*

*Name of qualified third party "Escrow Agent" which the Offering will utilize*
Prime Trust LLC

*Type of security offered*
Common Shares

*Target number of Securities to be offered*
24,318

*Price (or method for determining price)*
$4.40

*Target offering amount*
$4,400.00

*Oversubscriptions accepted:*
☑ Yes
☐ No

*Oversubscriptions will be allocated:*
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

*Maximum offering amount (if different from target offering amount)*
$106,999.20

*Deadline to reach the target offering amount*
April 30, 2020

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.**

*Current number of employees in the United States*        0

|  | Most recent fiscal year-end | Prior fiscal year-end |
|---|---|---|
| **Total Assets** | 0.00 | 0.00 |
| **Cash & Cash Equivalents** | 0.00 | 0.00 |
| **Accounts Receivable** | 0.00 | 0.00 |
| **Short-term Debt** | 0.00 | 0.00 |
| **Long-term Debt** | 0.00 | 0.00 |
| **Revenues/Sales** | 0.00 | 0.00 |
| **Cost of Goods Sold** | 0.00 | 0.00 |
| **Taxes Paid** | 0.00 | 0.00 |
| **Net Income** | 0.00 | 0.00 |

*The jurisdictions in which the issuer intends to offer the Securities:*
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**February 12, 2020**

**FORM C**

**Up to** $106,999.20
**ShareRoute Ltd.**



**Common Shares**

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by ShareRoute Ltd., a Wyoming corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Common Shares of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers" or "Investors." The Company intends to raise at least $4,400.00 and up to $106,999.20 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $440.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*".  In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion.  The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Infrashares Inc. (the "Intermediary"). The Intermediary will be entitled to receive a fee in the amount of one percent (1%) of all funds raised in the Offering.

|  | Price to Investors | Service Fees and Commissions (1) | Net Proceeds |
|---|---|---|---|
| **Minimum Individual Purchase Amount** | $440.00 | $4.40 | $435.60 |
| **Aggregate Minimum Offering Amount** | $4,400.00 | $440.00 | $3,960.00 |
| **Aggregate Maximum Offering Amount** | $106,999.20 | $1,069.992 | $ 105,929.208 |

(1)        This excludes fees to Company's advisors, such as attorneys and accountants.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at shareroute.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less**

**than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C is February 12, 2020.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY.  NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR

FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

## NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

## SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

## NOTICE REGARDING ESCROW AGENT

Prime Trust LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

***Forward Looking Statement Disclosure***

*This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

# Table of Contents

**ONGOING REPORTING**

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: shareroute.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

**About this Form C**

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**SUMMARY**

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

ShareRoute Ltd. (the "Company") is a Wyoming corporation, formed on September 18, 2019.

The Company is located 4267 Marina City Dr., PH 4, Marina Del Ray, CA 90292-5824, USA.

The Company's website is www.shareroute.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

**The Business**

ShareRoute's suite of applications for rider, driver, and dashboard will provide booking services for inexpensive, on demand, shared rides in professional minibuses, buses, and taxis on optimized routes. The Company will during its extensive pilot through its active founding agent in Israel, hire as contractors professional drivers or manager/owners of groups of professional drivers to drive their own vehicles. ShareRoute will bill riders or institutional and business sponsors including employers, malls, cities, and cultural and medical facilities. When booking taxis, the Company will take a percentage, a flat fee per ride, or a monthly fee.

**The Offering**

| | |
|---|---|
| **Minimum amount of Securities being offered** | 100 |
| **Total Securities outstanding after Offering (if minimum amount reached)** | 1,000,100 |
| **Maximum amount of Securities being offered** | 24,318 |
| **Total Securities outstanding after Offering (if maximum amount reached)** | 1,024,318 |
| **Purchase price per Security** | $4.40 |
| **Minimum investment amount per investor** | $440.00 |
| **Offering deadline** | April 30, 2020 |
| **Use of proceeds** | See the description of the use of proceeds on page 22 hereof. |
| **Voting Rights** | See the description of the voting rights on page 29 hereof. |

**RISK FACTORS**

**Risks Related to the Company's Business and Industry**

***We have no operating history in the U.S. upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***

The Company, ShareRoute Ltd. (USA, heretofore "SRUSA") uses ShareRoute Ltd. (Israel, heretofore "SRISR") as its principle research, product development, and testing hub. SRUSA is the center of ShareRoute International business development, marketing, and finance.

SRUSA is raising money for extensive pilots in Israel and Italy with the express intention of developing business sites for SR in the USA.   Funds raised through Equity Crowdfunding will be used for operations, research, and development.

 SRISR founded and developed the ShareRoute suite of products and services.  It was incorporated on May 18, 2015.  The Founder/CEO, Neil Kummer, invested $371,674 since inception until today for development and testing. Awards totaling $49,242 were granted by the Ecomotion Accelerator funded by the Innovation Authority of the Office of the Israeli Prime Minister, by Smart City Lisboa Accelerator in Lisbon, Portugal, and by Airlink Shuttles, in New York City.  An additional $41,715 was loaned to SRISR by Kef International Ltd. (Israel), an international moving company founded and owned by Neil Kummer in 1979 and still in excellent health.

After becoming a finalist in multiple Smart City contests, in May 2019, SRISR won admission to run an experimental pilot in the City of Turin, Italy. On September 18, 2019, we were incorporated under the laws of Wyoming. Accordingly, we have no history in the United States upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

***In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.***
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

***The development and commercialization of our services is highly competitive.***
We face competition with respect to any products/services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and

superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products/services more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products/services.

***We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.***
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

***We plan to operate in virtually every part of the world and serve customers in more than 10 countries.***
Our operations will be subject to the effects of global competition and geopolitical risks. They will also be affected by local economic environments, including inflation, recession, currency volatility and actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can interfere with our supply chain, our customers and all of our activities in a particular location. While some of these global economic and political risks can be hedged using derivatives or other financial instruments and some are insurable, such attempts to mitigate these risks are costly and not always successful, and our ability to engage in such mitigation may decrease or become even more costly as a result of more volatile market conditions.

***Our global operations are required to comply with the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions and with U.S. and foreign export control, trade embargo and customs laws.***
If we fail to comply with them, we could suffer civil and criminal sanctions.

***Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.***
Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will

13

continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

***The Company's success depends on the experience and skill of its executive officers and key employees.***

In particular, the Company is dependent on Neil Kummer, who is CEO of the Company. The loss of Neil Kummer could harm the Company's business, financial condition, cash flow and results of operations.

***The Company intends to use less than 1/3 of the proceeds from the Offering for unspecified working capital.***

This means that the Company has the ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment concerning the application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. Any use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

***Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.***

The Company is dependent on Neil Kummer in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Neil Kummer dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

***We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.***

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

***We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.***

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

***Changes in employment laws or regulation could harm our performance.***

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

***Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.***

Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. Ordering of shared transportation in professional vehicles is highly dependent on the need for transportation services. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

***Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.***

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

***If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.***

We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry experience high employee attrition. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

***Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.***

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

***We are subject to rapid technological change and dependence on new product development.***

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

*Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.*
Military actions in Iraq, Afghanistan and elsewhere, global terrorism, natural disasters and political unrest in the Middle East and other countries are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and need to invest in our services. Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

**Risks Related to the Securities**

*The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.*
You should be aware of the long-term nature of this investment. There is not now nor do we anticipate a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

*Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

*No Guarantee of Return on Investment*
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

*A majority of the Company is owned by a small number of owners.*
Prior to the Offering the Company current owners of 20% or more beneficially own up to 100% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Wyoming law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant

Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

***The Company has the right to extend the Offering deadline.***
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

***Your ownership of the Securities will be subject to dilution.***
Owners of Securities do not have preemptive rights. If the Company conducts subsequent Offerings or issuances of Securities, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

***The Securities will be equity interests in the Company and will not constitute indebtedness.***
As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

***Purchasers Will Not Participate in Management***
Our board of directors full responsibility for managing our Company. The Purchasers will not be entitled to participate in the management or operation of the Company or in the conduct of its business. The Purchasers may not vote their Securities in the election of the Company's directors or for any other reason, except in limited circumstances as allowed under Wyoming law.

***There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.***

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

## *Income Tax Risks*

Each prospective Purchaser is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective Purchasers, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

## *Audit by Internal Revenue Service*

Information tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each Purchaser's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to the Purchasers from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of a Purchaser's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

## BUSINESS

### Description of the Business

ShareRoute's suite of applications for rider, driver, and dashboard provides inexpensive, on demand, shared rides in professional minibuses and taxis on optimized routes. The Company pays the drivers for driving their own vehicles and bills the riders or institutional and business sponsors including employers, malls, cities, and cultural and medical facilities. When booking taxis, The Company takes a percentage or a flat fee per ride.

**Business Plan**

ShareRoute's business plan offers booking services for professional shared, on-demand minibus vans, taxis, and buses on optimized, on-demand, responsive routes at inexpensive flat rates. Every large city is plagued by serious traffic congestion with gridlock a serious possibility in the not-distant future. Uber, Lyft, Didi and Grab private carsharing have created a sense of doom in the taxi industry, resulting in strikes and lawsuits. Addressing that, or even making use of that discontent, en route to wide usage of our upscale shared minibus vans on responsive routes, we will be booking services for professional shared, on-demand minibus vans, taxis, and buses on optimized routes door to door as well as station to station (with some walking). The latter is unique and will allow taxis much wider usage. With our foot in the door with the taxi industry, we will petition on their behalf to liberalize the laws regulating them to allow them to provide shared minibus service on flexible routes. As we introduce one service after another: door to door, then shared, then shared station to station, then minibuses, door to door and station to station, prior iterations will remain as options. In all cases access to our service will be through the applications, SMS, phone (and interactive voice response), and via Calendar. For all the earlier iterations, ShareRoute collects the money based on fares discounted from standard taxi fares. We distribute it, less commission, to the drivers. For the shared professional minibuses, we pay an hourly salary to the driver, which includes all vehicle and insurance expenses. We collect a commission on that salary and charge riders flat fares based on time of day, duration, and area perimeters. Rides can be paid for or subsidized for others via credit card or coupon, individually, or in weekly and monthly subscriptions.    The United States is our primary target for operations and business development.

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| Company Suite of Applications | The Company provides booking services for inexpensive station-to- station or door- to- door, real-time or in-advance, shared optimized rides in professional vehicles, including taxis, minibuses, and buses. | 1. Drivers of private vehicles including commuters. 2. Those looking for a faster, cheaper, and more efficient way to get to and from public transportation, and those hoping to bypass it completely without the traffic, parking, and cost of private vehicles. |

Features we will be adding to ShareRoute include: Ordering via SMS, phone, Interactive Voice, Calendar, and online multiple profiles (business, family, recreational) of riders built from their history and self-description. Riders choose door to door or station to station, where they will walk to a major road within 200 yards.

Social media campaigns to gather contact info and encourage downloading of the app. Contact with institutions and businesses to encourage them to use SR transit services for their patients, clients, students, employees, audiences, etc.

## Competition

The Company's primary competitors are Via, Uber, Lyft, Grab, Didi, and Gett.

ShareRoute has several well-endowed if unprofitable competitors. Many have lost billions and are far from being profitable. They attract investors based on the hope of world domination, the assumed success of autonomous vehicles, and profitability 5-10 years down the line. They are challenged to find quality drivers, pay them a working wage (or %), and treat them in a way that they will feel valued. Our competitors vary their working models according to local markets and regulations. Those using private drivers and vehicles have been the target of numerous lawsuits relating to their lack of proper screening of drivers, their refusal to treat drivers as employees instead of contractors, and their disregard for regulations pertaining to the taxi industry. Share Route's competitive factors include advanced personalizing features, social engineering, ease of access, and ambitious, well-defined target markets. Our positive ecological effect is clear, taking many private vehicles off the streets. If we are able, we will equip and adapt the taxi industry, the greatest opposition to most of our competitors to become central to the new ecology of personal transportation. If not, we will rely on professional minibuses for our core business, while increasing the practicality and lowering the prices of taxis.   Whatever place taxis have in our future, the main thrust of our business is enabling professional, on-demand, responsive, optimized-route shared transportation to be an attractive complement and model for public transit.

## Supply Chain and Customer Base

Our crucial assets will be our professional drivers with professional vehicles whether hired directly as contractors or through manager/owners of groups of such drivers with professional vehicles. We recruit, inspire and maintain their loyalty by treating them as valued contractors, paying attractive rates, and engaging them (as well as our riders) in an ongoing dialog about ShareRoute operations and principles.

Our markets include individuals, institutions (business, cultural, government, educational), and providers of public transportation.

## Governmental/Regulatory Approval and Compliance

ShareRoute is subject to laws relating to provision of public and on-demand transportation, especially such relating to taxis and minibuses/limousines, the two most common types of on-demand, for-hire professional vehicles in most of the world and, in particular, in Turin, Italy, and Jerusalem, Israel, the areas of pilots to be conducted by ShareRoute Ltd. (Israel). Both taxis and minibuses/limousines have the option to be hired based on time alone, picking up and dropping of riders as designated by the ShareRoute program within the given time. It is that model which most characterizes our service, though we also use the common working models for taxis--a single paying person/group riding alone or allowing the program to arrange to share the ride and split the cost. At issue in some regions (mostly outside of the USA) is of who can receive payment for the service. When paying by time, some governments may have the sense that we are operating a quasi-public transit company; we address this by only allowing subscribers to order rides. When arranging for standard taxi services, ShareRoute is no more than a taxi dispatcher technology, facilitating a higher level of service than was formerly available. In both instances, in areas where regulations are potentially problematic, we are funneling payments directly to the minibus/limousine/taxi companies, from which we receive our profit and commissions. Additionally ShareRoute is subject to laws and regulations affecting its domestic and international operations in the areas of labor, advertising, digital content, consumer protection, billing, e-commerce, promotions, quality of services, telecommunications, mobile communications and media, television, intellectual property ownership and infringement, tax, import and export requirements, anti-corruption, foreign exchange controls and cash repatriation restrictions, data privacy requirements, anti-competition, environmental, health and safety. Compliance with these laws, regulations and similar requirements may be challenging and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

**Litigation**

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

**Other**

The Company's principal address: 4267 Marina City Dr., PH 4, Marina del Ray, CA 90292-5824, USA

The Company, either directly or through its research and development agent, ShareRoute Ltd. (Israel), plans to conduct business in Israel, Italy, the United States, and worldwide.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

**USE OF PROCEEDS**

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

| Use of Proceeds | % of Minimum Proceeds Raised | Amount if Minimum Raised | % of Maximum Proceeds Raised | Amount if Maximum Raised |
|---|---|---|---|---|
| Intermediary Fees | 1.00% | $44.00 | 1.00% | $1,069.99 |
| Campaign marketing expenses or related reimbursement | 3.33% | $146.52 | 2.29% | $2,450.28 |
| Estimated Attorney Fees | 5.56% | $244.64 | 2.86% | $3,060.18 |
| Estimated Accountant/Auditor Fees | 2.22% | $97.68 | 1.00% | $1,069.99 |
| General Marketing | 3.33% | $146.52 | 38.71% | $41,419.39 |
| Research and Development | 73.33% | $3,226.52 | 51.29% | $54,879.89 |
| Equipment Purchases | 2.22% | $97.68 | 1.14% | $1,219.79 |
| Accrued Wages | 6.67% | $293.48 | 1.71% | $1,829.69 |
| General Working Capital | 2.34% | $102.96 | 0.00% | $1,069.99 |
| **Total** | **100.00%** | **$4,400.00** | **100.00%** | **$106,999.20** |

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Market conditions could dictate changing the amount allocated to General Marketing, General Working Capital, and research and development. Depending on our success in charging for our services, some of this capital may be directed to expanding to other cities. .

**DIRECTORS, OFFICERS AND EMPLOYEES**

**Directors**

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

Neil Kummer

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

Director  and Founder, September 18, 2019 through present.

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*
Initiating and supervising business and technical development and marketing.

*Education*

Hebrew University of Jerusalem
Wesleyan (BA) Middletown, CT
Yale University, New Haven, CT
Universities of California at Santa Barbara, Santa Cruz, and Los Angeles

**Officers**

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

Neil Kummer

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

CEO, Secretary, Treasurer, Founder Kef International Ltd. December 26, 2012 through present.
CEO, Secretary, Treasurer, Founder ShareRoute Ltd. (Israel) May 18, 2015 through present.
CEO, Secretary, Treasurer, Founder ShareRoute Ltd. (USA) September 18, 2019 through present.

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

Initiating and supervising business and technical development and marketing.

*Education*

Hebrew University of Jerusalem
Wesleyan (BA) Middletown, CT
Yale University, New Haven, CT
Universities of California at Santa Barbara, Santa Cruz, and Los Angeles

**Employees**

The Company currently has 0 employees.

**CAPITALIZATION AND OWNERSHIP**

**Capitalization**

The Company has issued the following outstanding Securities:

| Type of security | Common Shares |
|---|---|
| **Amount outstanding** | 1,000,000 |
| **Voting Rights** | Yes |
| **Anti-Dilution Rights** | No |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | N/A |
| **Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).** | 100% |

The Company has no debts outstanding.

*Valuation*

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $4,400,000.00. The Company has not conducted any third-party valuation or appraisal.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

**Ownership**

25

The company is owned 98% by the CEO, Neil Kummer.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Owned Prior to Offering |
|---|---|
| Neil Kummer | 98.0% |

Following the Offering, the Purchasers will own 0.00999% of the Company if the minimum amount is raised and 2.374% if the maximum amount is raised.

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

## Operations

The Company, ShareRoute Ltd. (USA, heretofore "SRUSA") uses ShareRoute Ltd. (Israel, heretofore "SRISR") as its principle research, product development, and testing hub. SRUSA is the center of ShareRoute international business development, marketing, and finance.

SRUSA is raising money for extensive pilots in Israel and Italy with the express intention of developing business sites for SR in the USA.   Funds raised through Equity Crowdfunding will be used for operations, research, and development.

.
 SRISR founded and developed the ShareRoute suite of products and services.  It was incorporated on May 18, 2015.  The Founder/CEO, Neil Kummer, invested $371,674 since inception until today for development and testing. Awards totaling $49,242 were granted by the Ecomotion Accelerator funded by the Innovation Authority of the Office of the Israeli Prime Minister, by Smart City Lisboa Accelerator in Lisbon, Portugal, and by Airlink Shuttles, in New York City.  An additional $41,715 was loaned to SRISR by Kef International Ltd. (Israel), an international moving company founded and owned by Neil Kummer in 1979 and still in excellent health.

After becoming a finalist in multiple Smart City contests, in May 2019, SRISR won admission to run an experimental pilot in the City of Turin, Italy.   Many potential investors to date have noted a significant pilot which proves our effectiveness and desirability as the qualification for their investments. That is our objective. After the pilot, assuming we limit our growth to Italy (unlikely), we will solicit investments totaling $3.95m over the next 2 years, and be profitable in the 1st quarter of the 3rd year.   Our intention is to expand to the United States and worldwide.

## Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, essential in order to execute our business strategy.

**Capital Expenditures and Other Obligations**

The Company does not intend to make any material capital expenditures in the future.

**Material Changes and Other Information**

**Trends and Uncertainties**

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements of the Company are attached hereto as Exhibit A.

**THE OFFERING AND THE SECURITIES**

**The Offering**

The Company is offering up to 24,318 of Common Shares for up to $106,999.20. The Company is attempting to raise a minimum amount of $4,400.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 30, 2020 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $106,999.20 (the "Maximum Amount") and the additional Securities will be allocated on at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Prime Trust LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The minimum amount that a Purchaser may invest in the Offering is $440.00

The Offering is being made through Infrashares Inc., the Intermediary.  The following two fields below sets forth the compensation being paid in connection with the Offering.

*Commission/Fees*

1.0% of the amount raised

*Stock, Warrants and Other Compensation*

N/A

*Transfer Agent and Registrar*

The transfer agent and registrar for the Securities is Pacific Stock Transfer Company.

**The Securities**
We request that you please review our organizational documents in the exhibits at the end of this document in conjunction with the following summary information.

At the initial closing of this Offering (if the minimum amount is sold), we will have 1,000,100 Common Shares outstanding.

*Distributions*

After paying expenses and establishing appropriate reserves, the Company may make distribution of profits to the holders of the Securities.  The Company's board of directors determines when and how distributions are made. Distributions are calculated by pro-rata. Distributions are apportioned to holders of the Securities pro-rata. Distributions are required to be made at the sole discretion of the board of directors. The Company will not be required to make special minimum tax distributions to holders of Securities, in the event that regular distributions are insufficient to pay such holders' tax liabilities.

*Capital Contributions*

The holders of are not required to make additional capital contributions following the Offering to the Company.

*Transfer*

Holders of Securities will be able to transfer their Securities with the approval of the Company, within limitations per this Form C, and subject to state and federal securities laws.

*Withdrawal*

The Company is not required to make payments to a holder of Securities upon such holder's withdrawal from the Company.

## Voting and Control

The Securities have the following voting rights: Common shares have voting rights

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

## Anti-Dilution Rights

The Securities do not have anti-dilution rights.

## Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

## Related Person Transactions

The Company has not conducted any transactions with related persons.

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

**Conflicts of Interest**

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

**Bad Actor Disclosure**

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Neil Kummer
(Signature)

Neil Kummer
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Neil Kummer
(Signature)

Neil Kummer
(Name)

CEO
(Title)

2/12/2020
(Date)

*Instructions.*

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Neil Kummer, being the CEO of ShareRoute Ltd., a Wyoming corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Neil Kummer
(Signature)

Neil Kummer
(Name)

CEO
(Title)

2/12/2020
(Date)

**EXHIBITS**

Exhibit A      Financial Statements
Exhibit B      Offering Page
Exhibit C      Video Transcript

Exhibit A Corporate

Financial Statements

ShareRoute Ltd.
4267 MARINA CITY DR PH 4
Marina Del Ray, CA
90292-5824 USA

Company was founded in September, 2019.   This statement is valid as of December 31, 2019.
Financial statements of ShareRoute Ltd (Israel) are available on demand.

OPERATING ACTIVITIES

| | |
|---|---|
| Net Income | $0 |
| Adjustments to reconcile to Net Cash | $0 |
| **Net Cash provided by operating activities** | **$0** |

INVESTING ACTIVITIES

| | |
|---|---|
| **Net Cash provided by investing activities** | **$0** |

FINANCING ACTIVITIES

| | |
|---|---|
| **Net Cash provided by financing activities** | **$0** |
| **NET CASH FOR PERIOD** | **$0** |

| | |
|---|---|
| **CASH AT BEGINNING OF PERIOD** | **$0** |
| **CASH AT END OF PERIOD** | **$0** |

ASSETS

| | |
|---|---|
| Current Assets | $0 |

| | |
|---|---|
| Fixed Assets | $0 |
| Other Assets | $0 |
| **TOTAL ASSETS** | **$0** |

## LIABILITIES AND EQUITY
### Liabilities

| | |
|---|---|
| Current Liabilities | $0 |
| Long-term Liabilities | $0 |
| Total Liabilities | $0 |

### Equity

| | |
|---|---|
| Opening balance | $0 |
| Capital Contributions | $0 |
| Net Income | $0 |
| Total Equity | $0 |

| | |
|---|---|
| **TOTAL LIABILITIES AND EQUITY** | **$0** |

Certified as complete and accurate by Neil Kummer, CEO,

ShareRoute Ltd. January 27, 2020



**The Problem**:

● Traffic congestion is a worldwide problem
● Streets are crowded with private vehicles
● Public transportation is underused

**ShareRoute's Solution**    Flexible, inexpensive, on demand, shared rides in professional third party vehicles - taxis, minibuses and buses-- featuring

**Advance Ordering**  1-way or round-trip, ride sequences, single or multi-passenger, hours, days, weeks in advance, repeat trips same time each day

**Accurate Information** continually updated routing, pickup and drop-off times

**Custom Vans**  easy access, swivel pod seats for meetings, sound isolation or sharing

**Easy Ordering** via phone, SMS, Internet, Calendar, Android and IOS applications

**Inexpensive, Flexible Payment** flat rate per area, per ride or subscription, subsidized by retailers, institutions, events, and employers

**Rider-defined** maximum walking distance, earliest pick-up, latest drop-off

**Speed**  optimized, flexible routing, from station to station having riders walk 1-3 blocks

**Service** via door to door option for elderly, physically limited, very young, and riders with packages

**Security** through requiring registration with valid credit card and ID of drivers and riders, ability to identify each other by photo, name, and GPS

**Option to share** identity, social media, and rides with individuals or interest groups



**ShareRoute** Shuttle

Infinite Route Technology =
drivers & vehicles active all day

**ShareRoute:** https://www.youtube.com/watch?v=eeh4kFHNYaQ

**Target Market:**
    Drivers and passengers of private vehicles ●
    Businesses and Institutions for customers,  students, and  employees ●
    Public  transportation services ●

**Mission**:
Move local travel from private cars to on-demand, responsive,
shared 3rd party-owned professional vehicles--taxis, minibuses, and buses



Private cars off
the streets

Flexible responsive
personal public transit

Commuting as
community

On-demand
mass transit

**Deal Highlights**:
- Quick, inexpensive launch.
- Minimal set-up costs and maximum savings.
- Complements or upgrades public transportation.
- Station to station (with some walking)  or point to point.
- Improved efficiency- flexible, on-demand, optimized routing
- Addresses traffic congestion  with no change in infrastructure.
- Greatly reduces private cars, traffic congestion, pollution, and enhances road safety
  without building new infrastructure.
- Flat, inexpensive rates:  up to 50 simultaneously paying riders in one vehicle.
- Ideal for bringing the rural to the city and the city to the rural.

- High level of security, entry by subscription only, usable by the elderly and the young.
- Intentionally creates onboard community through "social engineering"
- Easy transit both ways- city to country ( small towns, periphery) and back
- Rather than alienate and threaten the taxi industry, this hybrid of "special" and "service" taxis can put them at the center of the personal ground transportation ecosystem.

**Milestones and Awards of ShareRoute Ltd (Israel)**

Incorporated June 2015

June 2015 Ecomotion Fuel Choices Accelerator awarded $49,242 funded by the Innovation Authority of the Office of the Israeli Prime Minister

June 2017 Simulation and customization of Manhattan/airport Airlink shuttles to achieve higher occupancy and lower transit time, awarded $25,000

April 2018 Finalist, Smart Open Lisboa Bootcamp

July 2018 Finalist, Smart Village Challenge sponsored by Israel Innovation Authority and German Embassy

June 2019 Finalist Good Energy Challenge sponsored by Hewlitt Packard
November 2019 Selected For City Lab experimental pilot in Turin, Italy

CEO/ Founder invested $371,674 since May, 2015 for development and testing
Kef International Ltd.loaned 2019 $41,715 2019

https://www.torinocitylab.com/en/shareroute
https://www.ecomotion.org.il/our-alumni?lightbox=dataItem-irw584zc1











TORINO CITY LAB

La politica di innovazione della città di Torino

CITTA' DI TORINO

Fuel Choices and Smart Mobility Initiative

Ministry of Economy and Industry

ISRAEL INNOVATION INSTITUTE

**Conclusion:**
Many potential investors to date have noted a significant pilot which proves our effectiveness and desirability as the qualification for their investments. That is our objective. After the pilot, our target is creating operations in the United States. We will solicit investments totaling $3.95m over the next 2 years, and be profitable in the 1st quarter of the 3rd year.

EXHIBIT C    Video Transcript

Video: https://www.youtube.com/watch?v=dldiQ2iQphY

| Time | Words |
|------|-------|
| :01 | 85 percent of cars have only one occupant |
| :03 | This causes congestion costing more than 500 billion dollars worldwide each year and time, stress, fuel and pollution |
| :12 | Offering a flexible, optimised and responsive solution |
| :23 | Socialization replaces isolation |
| :26 | The center of personal transportation |
| :28 | ShareRoute technology and community to eliminate traffic |